UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 001-37790

51TALK ONLINE EDUCATION GROUP

24 Raffles Place #17-04 Clifford Centre,

Singapore 048621

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release—51Talk Online Education Group Announces the Results for the Fourth Quarter and Full Year 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

51TALK ONLINE EDUCATION GROUP

By	:	/s/ Cindy Chun Tang
Name	:	Cindy Chun Tang
Title	:	Chief Financial Officer

Date: March 22, 2024